
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Up Sonder, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Organization
    Delaware

    Date of organization
    Oct 14, 2015

Physical address of issuer
5482 Wilshire Boulevard, STE 125, Los Angeles, CA 90036, USA

Website of issuer
www.upsonder.com

Current number of employees
1

	Most recent fiscal year-end (December 31, 2020)	Prior fiscal year-end (December 31, 2019)
Total Assets	$142,300	$153,419
Cash & Cash Equivalents	$99,880	$148,659
Accounts Receivable	$5,450	$1,649
Short-term Debt	$87,672	$69,992
Long-term Debt	$373,441	$357,045
Revenues/Sales	$53,670	$14,441
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(165,277)	$(269,486)


APRIL 16, 2021

FORM C-AR

Up Sonder, LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Up Sonder, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.upsonder.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 16, 2021.


Forward Looking Statement Disclosure


This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company is a Delaware corporation, formed on October 14, 2015. The Company is currently conducting business under the name of Up Sonder.

The Company is located at 5482 Wilshire Boulevard, STE 125, Los Angeles, CA 90036, USA and has a website located at www.upsonder.com.

The Company primarily conducts business from its headquarters in Los Angeles, California.

The information available on or through the Company's website is not a part of this Form C-AR.

The Business

The Company provides an online marketplace for businesses and the general public to search for and hire FAA-certified drone pilots (the "*Services*").

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's business and operations are sensitive to general business and economic conditions in the United States.
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. Even though the Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy, and which is insured by the Federal Deposit Insurance Corporation, these adverse conditions could affect the Company's financial condition and the results of its operations.

The Company has a limited operating history upon which you can evaluate its performance, and accordingly, the Company's prospects must be considered in light of the risks that any new company encounters.
The Company is just beginning to implement its business plan and there can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of

development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

To date, the Company has not become profitable, and the Company relies on, and will likely continue to rely on in the future, external financing to fund its operations, which may be difficult to obtain on acceptable terms to the Company.

Since inception, the Company has relied upon the issuance of membership interests and a loan from an officer of the Company to fund operations. The Company has not achieved profitable results and may incur additional costs prior to becoming profitable. These matters raise substantial doubt about the Company's ability to continue as a going concern. While the Company intends to become profitable in the future, it cannot assure when or if it will be able to do so.

If the Company fails to execute its business plan successfully, then the Company will need to raise additional money in the future. The exact amount of funds raised, if any, will determine how quickly the Company can reach profitability on its operations. The Company may have difficulty obtaining additional funding and the Company cannot assure purchasers that additional capital will be available when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company raises additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on the Company's operations. If the Company raises additional funds through collaborations and licensing arrangements, it might be required to relinquish significant rights to its technologies or product candidates or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

The Company is reliant on funding provided by its CEO, Derek Waleko, the loss of which may affect the Company's operations.

The Company's CEO, Derek Waleko, has been providing personal loans to the Company to cover operational needs. If Mr. Waleko became unwilling or unable to continue funding the Company's operations, then the Company will need to procure external financing, or its financial condition and results of operations could be negatively affected.

The Company's success depends on the experience and skill of its managers and officers, and the loss of any one of them could affect the Company's business.

In particular, the Company is dependent on Derek Waleko, who is the Chief Executive Officer of the Company, Dr. Isaac A. Nabors, who is the President of the Company, and Dr. Sung Moon Kang, who is the Chief Technology Officer of the Company. Mr. Waleko and Mr. Nabors oversee and manage accounting, development, R&D, talent scouting, customer service, mission planning, strategies, and fund raising of the Company. Dr. Sung Moon Kang oversees R&D issues within the Company. The Company has or intends to enter into employment agreements with Derek Waleko, Dr. Isaac A. Nabors, and Dr. Sung Moon Kang, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Derek Waleko, Dr. Isaac A. Nabors, and Dr. Sung Moon Kang or any managers or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company has no way to guarantee key personnel will stay with the Company.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. The Company has no way to guarantee key personnel will stay with the Company, as many states, especially California, may not enforce certain non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of the Services. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company may implement new lines of business or offer new products and services within existing lines of business, which may not prove successful.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new services may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company relies on Independent Contractors to provide the Services, meet its regulatory and contractual obligations to its customers and conduct its operations.
The Company depends on independent contractors, namely, drone pilots certified by U.S. Federal Aviation Administration (the "***Independent Contractors***"), to provide the Services to its customers and conduct its operations. The Company's ability to meet its obligations to its customers may be adversely affected if the Independent Contractors do not perform the agreed-upon services in compliance with regulatory requirements, customer requirements and in a timely and cost-effective manner. The Independent Contractors may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

The Company may be adversely affected if the Independent Contractors have been non-compliant with the FAA regulations.
All commercial drone operations need to be conducted by a pilot licensed by the U.S. Federal Aviation Administration ("***FAA***"), and the drones being flown to conduct the operations must be registered with the FAA and labeled with their registration numbers. Also, FAA airspace rules and regulations must be followed during operations. For example, the Independent Contractors shall have a valid public liability insurance and shall not fly in restricted airspace, or without the proper FAA flight waivers. Non-compliance of the Independent Contractors with any of the FAA regulations for commercial flying, specifically Part 107 rules, could have an adverse impact on the Company.

Changes in government regulations could adversely impact the Independent Contractors and the Company.
The success of the Company's operations relies heavily on government regulations and the ability of the Independent Contractors to commercially operate drones in compliance with such regulations, particularly those promulgated by the FAA. The Company expects that court actions and regulatory proceedings will

continue to refine the Independent Contractors' rights and obligations under applicable regulations, the results of which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the Company.

The Independent Contractors and their drones may cause incidents, including collisions that injure people and destroy property.

The Independent Contractors have multiple potential obstacles associated with flying drones ranging from structures to weather and everything in between. The risk of something going wrong, such as a collision that injures a person or damages equipment, is inherent cannot be predicted. Potential drones-related incidents could have an adverse impact on the Company.

The Company may fail to improve the Services in a competitive, demanding and rapidly changing environment.

To succeed in the competitive industry, the Company must continually improve the Services to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which the Company must introduce and implement new technology. This requires a high level of innovation by both the Company's software developers and the Independent Contractors. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. The Company must continue to respond to market demands or the Company's business operations may be adversely affected.

The Company's future results may be affected if it is unsuccessful in its efforts to enter into agreements with customers from oil & gas, agriculture, construction, survey, real estate, insurance, journalism, and film industries. As a result of these and other factors, the Company's ability to introduce new or improved solutions could be adversely impacted and the Company's business would be negatively affected.

The Company's competitors may have greater resources and superior expertise.

The Company's main competitors are PrecisionHawk and DroneBase. Our competitors may have significantly greater financial, technical and human resources than we have and superior expertise in marketing the Services. These competitors also compete with us in recruiting and retaining qualified personnel, the Independent Contractors, and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize the Services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that the Services will achieve initial market acceptance and our ability to generate meaningful additional revenues from the Services.

The Company's inability to address a quality or safety issue may cause negative publicity, a loss of customer confidence, and regulatory penalties.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future services, and regulatory penalties, which may result in the loss of sales and difficulty in successfully launching new services. In addition, a successful claim brought against us, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company's business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in the industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack the Services or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because

9

they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise the Company's confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of the Company's data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

Security breaches of confidential customer information, in connection with electronic processing of credit and debit card transactions, or confidential employee information may adversely affect the Company's business.

The Company's business requires the collection, transmission and retention of employee information and customer data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that the Company maintains and in those maintained by third parties with whom the Company contracts to provide services. The integrity and protection of that customer and employee data is critical to the Company. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of the Company's service providers could lead to an interruption in the operation of its systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims or proceedings.

Negative public opinion, including on social media, could damage the Company's reputation and adversely affect its business.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from the Company's actual or alleged conduct. There may be times when customers dislike the Services. The customers who dislike the Services may leave negative reviews, which may influence other potential customers' opinion about the Services and decrease the Company's sales. This may result in negative public opinion about the Company and the Services. Negative public opinion can adversely affect the Company's ability to attract and retain customers and employees and can expose the Company to litigation and regulatory action, which may be expensive and time-consuming.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

From time to time, third parties may claim that the Company and/ or the Services infringe their intellectual property rights.

Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign the Services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of the Services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that the Services infringe third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company is subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals, and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has not prepared any audited financial statements.
You have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

BUSINESS

Description of the Business

The Company provides an online marketplace for businesses and the general public to search for and hire FAA-certified drone pilots. The Company plans to add an autonomous drone network fitted with wireless charging locations and autonomous drones to keep up with growing demand worldwide.

History of the Business

The Company was formed in October 2015 by Derek Waleko and Isaac A. Nabors.

The Company's Services

Service	Description	Current Market
Up Sonder	Drone Services Marketplace.	Businesses, municipalities, and the general public that need quality aerial data (photogrammetry, video, thermal, mapping, and 3D). Industries that require aerial data include oil & gas, agriculture, construction, survey, real estate, insurance, journalism, and film.

Competition

Because the drone industry is still new, there are no clear leaders, but the Company's main competitors are PrecisionHawk and DroneBase.

Supply Chain and Customer Base

The Company relies on its Independent Contractors to provide drone services to businesses, municipalities, and the general public through the Company's online marketplace.

Intellectual Property

The Company owns the intellectual property from its API software for enterprise clients. The Company also has certain licensing rights to custom real-time kinematic positioning ("*RTK*") GPS from SySense Inc.

Trademarks
The Company currently does not own any trademarks.

Governmental/Regulatory Approval and Compliance

Although the Company is not subject to government or regulatory approval to operate its business, the Independent Contractors must comply with the FAA's rules and regulations. The Company's business may be affected by certain government regulations as noted in the Risk Factors listed above.

Litigation

To the Company's knowledge, there are no existing legal suits pending, or threatened, against the Company.

MANAGERS, OFFICERS AND EMPLOYEES

Managers and Officers

The managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Derek Waleko

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder, Chief Executive Officer, and Manager, Up Sonder, Inc. (Oct 2015 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder, and Chief Executive Officer, and Manager, Up Sonder, Inc. (Oct 2015 – present). Oversees general operations of the Company, including accounting, R&D, talent scouting, customer service, mission planning, strategies, and fund raising.

Education
Texas Tech University (BS), Biology, 2004

Name
Isaac Nabors

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder, Manager, and President, Up Sonder, Inc. (Oct 2015 – present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder, Manager, and President, Up Sonder, Inc. (Oct 2015 – present). Oversees general operations of the Company, including accounting, development, R&D, talent scouting, customer service, mission planning, strategies, and fund raising.

Education
Texas Tech University (BS), 2004
Texas Tech University Health Sciences Center (MS), 2007
Andrews University (ScD), Biomechanics, 2015

Name
Dr. Sung Moon Kang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, Up Sonder, Inc. (Jan 2019 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer, Up Sonder, Inc. (Jan 2019 – present). Oversees R&D issues within the Company.
President, SySense, Inc. (2008 – present). Oversees technical issues within SySense, Inc.

Education
Yale University (BS), 1994
Stanford University (MS), 1996
University of California, Los Angeles (PhD) Aerospace Engineering (GN&C), 2006

Indemnification

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Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	28,290,000
Voting Rights	10 votes per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company may decide to authorize and issue additional Common Stock, which may dilute the potential value of the Securities.
Percentage ownership of the Company by the holders of such securities.	73.74%

*The percentage calculation assumes (i) conversion of Crowd SAFEs on valuation cap of $6,000,000, (ii) price per share of $0.165894, and (iii) total number of shares after conversion as 38,362,855. Percentage calculated is an approximation and rounded to the nearest decimal point based on conversion on valuation cap only.

Type of security	Class B Common Stock
Amount outstanding	5,600,000
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes*
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company may decide to authorize and issue additional Common Stock, which may dilute the potential value of the Securities.
Percentage ownership of the Company by the holders of such securities.	14.60%**

*Only one investor has a right of first refusal.
**The percentage calculation assumes (i) conversion of Crowd SAFEs on valuation cap of $6,000,000, (ii) price per share of $0.165894, and (iii) total number of shares after conversion as 38,362,855. Percentage calculated is an approximation and rounded to the nearest decimal point based on conversion on valuation cap only.

Type of security	Series A Preferred Stock
Amount outstanding	2,277,569
Voting Rights	Non-voting
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company may decide to authorize and issue additional Series A Preferred Stock, which may dilute the potential value of the Securities.
Percentage ownership of the Company by the holders of such securities.	5.94%*

*The percentage calculation assumes (i) conversion of Crowd SAFEs on valuation cap of $6,000,000, (ii) price per share of $0.165894, and (iii) total number of shares after conversion as 38,362,855. Percentage calculated is an approximation and rounded to the nearest decimal point based on conversion on valuation cap only.

Type of security	Crowd SAFE
Amount outstanding	$364,185.90*
Voting Rights	None
Anti-Dilution Rights	N/A
Percentage ownership of the Company by the holders of such securities.	5.72%**

*This includes the total approximate amount raised in the offering previously, and includes the percentage of proceeds transferred to the Intermediary and other fees.
**The percentage calculation assumes (i) conversion of Crowd SAFEs on valuation cap of $6,000,000, (ii) price per share of $0.165894, and (iii) total number of shares after conversion as 38,362,855. Percentage calculated is an approximation and rounded to the nearest decimal point based on conversion on valuation cap only.

The Company has the following debt outstanding: (i) a revolving business credit line in the amount of $11,797.62 (as of Dec. 31, 2020), (ii) $9,255 SBA PPP (Paycheck Protection Program) loan, and (iii) $60,598 through an uncollateralized loan from the Company's CEO Derek Waleko (without interest and without maturity date). No debt is in default and the Company has not missed any of its payments.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock	497,569	$66,025.62	General Working Capital	December 31, 2020	Section 4(a)(6)
Series A Preferred Stock	1,780,000	$73,188.38	Research and Development	August 27, 2020	Section 4(a)(2)
CrowdSAFE	1,366	364,185	General Working Capital	August 1, 2019	Section 4(a)(6)
Class B Common Units*	1,600,000.00	$100,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing	April 18, 2017	Rule 4(a)(2)
Class A Common Units*	23,000,000	$50,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing	July 25, 2016	Rule 4(a)(2)
Class A Common Units*	23,000,000**	$100,000.00**	Insurance, software/website development, legal fees, accounting fees, travel, and marketing	July 25, 2016	Rule 4(a)(2)
Class B Common Units*	4,000,000	$250,000.00	Insurance, software/website development, legal fees, accounting fees, travel, and marketing	July 25, 2016	Rule 4(a)(2)

*The Company converted from a limited liability company to a corporation on August 26, 2020. Upon conversion, Class A Common Units converted to Class A Common Stock, and Class B Common Units converted to Class B Common Stock. The units converted to shares at a 1:1 ratio.

**23,000,000 Class A Common Units were issued to Isaac Nabors. However, Mr. Nabors returned, conveyed and assigned his right, title and interest in 17,710,000 Class A Common membership units of the Company back to the Company due to his failure to fund the entire capital contribution required pursuant to the operating agreement of the Company (Mr. Nabors only paid $23,000 out of the $100,000 that was owed). Therefore, as of today, Mr. Nabors owns 5,290,000 shares of Class A Common Stock.

Valuation
There has been no formal valuation of the Company.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number of Shares	Percentage Owned on the Basis of Voting Power*
Derek Waleko	23,000,000 shares of Class A Common Stock	79.7%

*Isaac Nabors now owns 18.3%.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements, which have been reviewed by an independent CPA, are attached hereto as Exhibit A.

Recent Tax Return Information (2019)

Total Income	Taxable Income	Total Tax
$53,670	$0	$0

Operations
The Company does not expect to achieve profitability in the next 12 months.

Liquidity and Capital Resources

The Company has $106,633 in cash and expects to have a runway of approximately twelve months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes, Trends and Uncertainties and Other Information

The Company converted from a Delaware limited liability company to a Delaware corporation on August 26, 2020.

17

The Company is currently conducting an offering through StartEngine Crowdfunding, Inc. The offering (1) relies on Section 4(a)(6) of the Securities Act of 1933, and (2) through the offering the Company is attempting to raise a maximum of $1,070,000.

The financial statements, attached hereto as Exhibit A, are an important part of this Form C-AR and should be reviewed in their entirety.

TAX MATTERS

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

10.8% of the Class B Common Units of the Company is owned by the CEO's brother-in-law, which represents a non-controlling amount of voting control, at the time of filing, constituting less than 2% of the Company's outstanding voting rights as they relate to membership units. The Company's CEO provides personal loans (without interest and without maturity date) to the Company to cover operational needs.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act and Regulation CF (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

/s/ Derek Waleko

13D349E5B81B4B5...

(Signature)

Derek Waleko

(Name)

Chief Executive Officer

(Title)

April 16, 2021

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation CF (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

/s/ Derek Waleko

13D349E5B81B4B5...

(Signature)

Derek Waleko

(Name)

Director

(Title)

April 16, 2021

(Date)

DocuSigned by:

/s/

DDE66FB289B843A...

(Signature)

Isaac Nabors

(Name)

Director

(Title)

April 16, 2021

(Date)

19

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

I, Derek Waleko, the CEO of Up Sonder, Inc., hereby certify that

(1) the accompanying audited financial statements of Up Sonder, Inc. thereto for the periods ending December 2020 included in this Form C-AR are true and complete in all material respects;

(2) the tax return information of Up Sonder, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Up Sonder, Inc. filed for the fiscal year ended December 2019; and

(3) that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 16, 2021.

DocuSigned by:

Derek Waleko (Signature)

13D349E5B81B4B5...

Name: Derek Waleko

Title: CEO

Date: April 16, 2021

Up Sonder, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2020 and 2019

Up Sonder, Inc.

TABLE OF CONTENTS



To the Board of Directors of
Up Sonder, Inc.
Pasadena, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Up Sonder, Inc. (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet generated profits or significant revenues since inception, has sustained net losses of $165,277 and $269,486 during the years ended December 31, 2020 and 2019, respectively, has negative cash flows from operations during the years ended December 31, 2020 and 2019, has an accumulated deficit of $951,049 as of December 31, 2020, and lacks liquid assets to fund its future operations with $99,880 of cash as of December 31, 2020. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 31, 2021

UP SONDER, INC.
BALANCE SHEETS
As of December 31, 2020 and 2019

	December 31,	
	2020	**2019**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 99,880	$ 148,659
Accounts receivable	5,450	1,649
Subscriptions receivable	36,445	-
Prepaid and other assets	525	3,111
Total current assets	142,300	153,419
TOTAL ASSETS	$ 142,300	$ 153,419
LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY/(DEFICIT)		
Liabilities:		
Current liabilities:		
Accounts payable	$ 27,074	$ 367
Accrued liabilities	-	3,527
Due to a related party	60,598	66,098
Total current liabilities	87,672	69,992
Long-term liabilities:		
Loan payable - PPP	9,255	-
SAFE liability	364,186	357,045
Total long-term liabilities	373,441	357,045
Total liabilities	461,113	427,037
Stockholders'/Members' equity/(deficit):		
Members' equity/(deficit)	-	(273,618)
Class A common stock, $0.001 par value; 30,000,000 authorized as of December 31, 2020, 28,290,000 shares issued and outstanding as of December 31, 2020	28,290	-
Class B common stock, $0.001 par value; 10,000,000 authorized as of December 31, 2020, 5,600,000 shares issued and outstanding as of December 31, 2020	5,600	-
Series A preferred stock, $0.001 par value; 14,000,000 authorized as of December 31, 2020, 2,451,997 shares issued and outstanding as of December 31, 2020	2,452	-
Additional paid-in capital	595,894	-
Accumulated deficit	(951,049)	-
Total stockholders'/members' equity/(deficit)	(318,813)	(273,618)
TOTAL LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY/(DEFICIT)	$ 142,300	$ 153,419

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

UP SONDER, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2020 and 2019

	December 31,		
	2020		**2019**
Net revenues	$ 53,670	$	14,441
Operating expenses:			
General, administrative, and operations	162,441		83,877
Development	27,437		150,509
Sales and marketing	22,928		12,847
Total operating expenses	212,806		247,233
Loss from operations	(159,136)		(232,792)
Other expense:			
Grant income	1,000		-
SAFE financing costs	(7,141)		(36,694)
Total other expense	(6,141)		(36,694)
Net loss	$ (165,277)	$	(269,486)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

UP SONDER, INC.
STATEMENTS OF CHANGES IN EQUITY/(DEFICIT)
For the years ended December 31, 2020 and 2019

	Class A Common Stock/Units			Class B Common Stock/Units		Series A Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders'/ Members' Equity/ (Deficit)
	Number of Shares/Units	Amount	Capital Contributions Receivable	Number of Shares/Units	Amount	Number of Shares	Amount			
Balance at December 31, 2018	46,000,000	$ 150,000	$ (77,000)	5,600,000	$ 350,000	-	$ -	$ -	$ (516,286)	$ (93,286)
Stock compensation	-	-	-	1,357,895	89,154	-	-	-	-	89,154
Net loss	-	-	-	-	-	-	-	-	(269,486)	(269,486)
Balance at December 31, 2019	46,000,000	150,000	(77,000)	6,957,895	439,154	-	-	-	(785,772)	(273,618)
Repurchase of founder shares	(17,710,000)	(77,000)	77,000	-	-	-	-	-	-	-
Conversion from LLC to corporation	-	(44,710)	-	(1,357,895)	(433,554)	1,357,895	1,358	476,906	-	-
Stock compensation	-	-	-	-	-	422,105	422	35,587	-	36,009
Issuance of preferred stock - Reg CF	-	-	-	-	-	671,997	672	89,213	-	89,885
Offering costs	-	-	-	-	-	-	-	(5,812)	-	(5,812)
Net loss	-	-	-	-	-	-	-	-	(165,277)	(165,277)
Balance at December 31, 2020	28,290,000	$ 28,290	$ -	5,600,000	$ 5,600	2,451,997	$ 2,452	$ 595,894	$ (951,049)	$ (318,813)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

UP SONDER, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2020 and 2019

		December 31,		
		2020		**2019**
Cash flows from operating activities				
Net loss	$	(165,277)	$	(269,486)
Adjustment to reconcile net loss to net cash used in operating activities:				
Stock-based compensation		36,009		89,154
Non-cash SAFE issuance costs		7,141		-
Changes in operating assets and liabilities:				
(Increase)/Decrease in accounts receivable		(3,801)		(1,649)
(Increase)/Decrease in prepaids and other current assets		2,586		(1,911)
Increase/(Decrease) in accounts payable		26,707		(39,014)
Increase/(Decrease) in accrued expenses		(3,527)		3,527
Net cash used in operating activities		(100,162)		(219,379)
Cash flows from financing activities				
Proceeds from related party advances		-		5,000
Repayment of related party payable		(5,500)		-
Proceeds from PPP loan		9,255		-
Proceeds from issuance of preferred stock		53,440		-
Offering costs		(5,812)		-
SAFE issuances		-		357,045
Net cash provided by financing activities		51,383		362,045
Net change in cash		(48,779)		142,666
Cash at beginning of the period		148,659		5,993
Cash at end of the period	$	99,880	$	148,659
Supplemental Cash Flow Information:				
Cash paid for interest expense	$	-	$	-
Cash paid for income tax	$	-	$	-
Supplemental Disclosure of Non-Cash Financing Activities:				
Issuance of SAFE agreement as broker compensation	$	7,141	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

UP SONDER, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Up Sonder, Inc. (the "Company"), is a corporation organized October 14, 2015 under the laws of Delaware. The Company was originally organized as a Delaware limited liability company named Up Sonder, LLC, which was converted to a Delaware corporation on August 26, 2020. The then outstanding membership units were converted into shares of the corporation, as described in Note 7. The Company provides drone services such as aerial photos, aerial videos, mapping, inspection, insurance, thermal images and data gathering across the United States with flight experience handling drone projects for the oil & gas, construction, real estate, and agriculture industries.

As of December 31, 2020, the Company has not commenced planned full-scale principal operations nor generated a significant amount of revenue. Once the Company commences its planned full-scale principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

Property and Equipment
The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives. Management periodically evaluates assets for impairment and writes off

UP SONDER, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

capitalized costs as necessary. As of December 31, 2020 and 2019, no property and equipment has been capitalized.

Subscription Receivable
The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 505-10-45-2, the subscription receivable is reclassified as a contra account to equity/(deficit) on the balance sheets.

Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk
The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2020 and 2019, the Company held no funds in excess of FDIC insurance limits.

UP SONDER, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

Revenue Recognition
ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generally recognizes its revenue at the time its services are performed.

Stock-Based Compensation
 The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation". The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Advertising Costs
The Company expenses advertising costs as they are incurred.

Research and Development
The Company expenses research and development costs as they are incurred.

Income Taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits or significant revenues since inception, has sustained net losses of $165,277 and $269,486 during the years ended December 31, 2020 and 2019, respectively, has negative cash flows from operations during the years ended December 31, 2020 and 2019, has an accumulated deficit of $951,049 as of December 31, 2020, and lacks liquid assets to fund its future operations with $99,880 of cash as of December 31, 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management has evaluated these

UP SONDER, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

conditions and plans to raise capital as needed to satisfy it liquidity needs through another Regulation Crowdfunding offering in 2021 and/or other fundraising efforts. No assurance can be given that the Company will be successful in these efforts.

The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: SAFE LIABILITY

During 2019, the Company conducted an offering of simple agreements for future equity (SAFE) under a Regulation Crowdfunding. The Company issued SAFEs for a total purchase amount of $357,045 in 2019. In 2020, the Company issued its broker in this offering a SAFE agreement for $7,141 as compensation. $364,186 and $357,045 of SAFE agreements remained outstanding as of December 31, 2020 and 2019, respectively. The Company incurred $7,141 and $36,694 of expenses in association with this offering during the years ended December 31, 2020 and 2019, respectively, which were charged to other expense in the statement of operations as the term of the liability cannot be reasonably estimated.

Upon the first and each subsequent equity financing (as defined in the SAFE agreements) conducted by the Company, the Company has the option to either: a) convert the outstanding SAFE agreements into its stock at a conversion rate determined by a 20% discount to the unit pricing in the triggering round or the number of units determined by a $6,000,000 valuation cap on the Company's fully diluted capitalization; or b) continue the term of the SAFE agreements.

If and upon a liquidation event (as defined in the SAFE agreements), the SAFE holders have the option to accept payment of their purchase amount or receive the number of units determined by a $6,000,000 valuation cap on the Company's fully diluted capitalization. If the liquidation event is after an equity financing where the Company elected to continue the term of the SAFE agreements, the conversion rate is the conversion rate from the first equity financing.

If and upon a dissolution event, SAFE holders are to be paid out on an as-converted basis based on the Company's valuation at the time of the dissolution.

The SAFE agreements are classified as a long-term liability until a conversion or termination event occurs.

NOTE 5: PAYCHECK PROTECTION PROGRAM ("PPP") LOAN

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $9,255, pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven in 2021 based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.

NOTE 6: RELATED PARTY TRANSACTIONS

Since inception, the Company's founder and CEO has funded the Company's cash flow needs through informal advances to the Company. The total balance due under these arrangements as of December 31, 2020 and 2019 was $60,598 and $66,098, respectively. The balances bear no interest and are considered payable on demand.

See Notes 7 and 8 for discussion of additional related party transactions.

NOTE 7: STOCKHOLDERS'/MEMBERS' EQUITY/(DEFICIT)

Membership Units - LLC
Prior to conversion to a corporation, the Company denominated its limited liability company interests as units and authorized 70,000,000 Common Units and 30,000,000 Preferred Units. The Common Units were further subdivided into Class A Common Units and Class B Common Units.

The Preferred Units were authorized to be issued from time to time in one or more series. The Managers were authorized to fix the number of units of any series of Preferred Units and to determine the designation of any such series, including, but not limited to, the voting powers, if any, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto pursuant to the operating agreement.

Class A Common Members were subject to additional capital calls as determined necessary and authorized by the Company's managers. Class A Common Units were entitled to ten votes per unit and Class B Common Units were entitled to one vote per unit.

Upon a liquidation, after satisfaction of liabilities, payment of expenses, and funding reserves, the remaining assets were to be distributed first to Class B Common Units for their unreturned capital contributions, then to any preferred units in accordance with the established terms, then to Class A Common Units for their unreturned capital contributions, then ratably to the members subject to the manager's discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no stockholder of the Company is obligated personally for any such debt, obligation, or liability.

Issuances of Units - LLC
At inception, the Company issued 23,000,000 Class A Common Units to a founder for cash consideration of $50,000 and 23,000,000 Class A Common Units to another founder for cash consideration of $100,000, of which $23,000 was paid in 2017 and the remaining $77,000 remained

UP SONDER, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

outstanding as a capital contribution receivable as of December 31, 2019. In 2020, the Company agreed to reduce this founder's outstanding Class A Common Units from 23,000,000 units to 5,290,000 units and forego collection of this capital contribution receivable, effectively repurchasing these units in a non-cash transaction.

Conversion from LLC to Corporation
On August 26, 2020, the Company converted Up Sonder, LLC, a Delaware limited liability company, to Up Sonder, Inc., a Delaware corporation. Up Sonder, Inc. authorized 75,000,000 shares of stock, consisting of 30,000,000 shares of Class A Common Stock (par value $0.001), 10,000,000 shares of Class B Common Stock (par value $0.001), 14,000,000 shares of Series A Preferred Stock (par value $0.001), and 21,000,000 shares of undesignated Preferred Stock (par value $0.001). The then outstanding membership units were converted into shares of the corporation, where 28,290,000 Class A Common Units were converted into 28,290,000 shares of Class A Common Stock, 5,600,000 Class B Common Units were converted into 5,600,000 shares of Class B Common Stock, and 1,357,895 Class B Common Units were converted into 1,357,895 shares of Series A Preferred Stock.

Class A Common Stock have voting rights of 10 votes per share, Class B Common Stock have voting rights of 1 vote per share, and preferred stock do not have voting rights. If and upon a liquidation of the Company, as defined in the articles of incorporation, the common stockholders have liquidation rights to the contributed capital (as defined in the articles of incorporation) and an additional common stock payment (as defined in the articles of incorporation) before any distributions to preferred stockholders.

Stock/Unit Issuances
In January 2019, the Company entered into an agreement with its CTO whereby the Company will issue 5% of its equity to the CTO for services rendered, vesting monthly over 24 months. See Note 8 for other financial commitments associated with this agreement. Based on the outstanding common units at the time of the issuance, the Company determined it was to issue 2,715,789 common units under this arrangement, subject to downward adjustment to maintain the 5% ownership upon resolution of the number of common units outstanding under the aforementioned unfunded founder issuance. Upon the reduction in 2020, the total number of shares to be issued under this agreement was revised to 1,780,000. During 2020 and 2019, 422,105 and 1,357,895 of such shares/units vested and were issued as Series A Preferred Stock, respectively. The Company recognized stock compensation expense of $27,437 and $84,868 during the years ended December 31, 2020 and 2019, respectively, on these vested units in recognition of the services rendered, which were recorded to development expense in the statement of operations.

In June 2019, the Company entered into an agreement with an employee whereby the Company will issue 1% of its equity to the employee for services rendered, vesting after four years of service. Based on the outstanding common units at the time of the issuance, the Company determined it is to issue approximately 356,000 shares of Class B Common Stock under this arrangement. During 2020 and 2019, none of these shares vested or were issued. The Company recognized stock compensation expense of $8,572 and $4,286 during the years ended December 31, 2020 and 2019, respectively, on this grant in recognition of the services rendered, which were recorded to sales and marketing expense in the statement of operations. The Company has $21,432 of unrecognized compensation expense on this agreement as of December 31, 2020, which will be recognized in over the remaining 30 months of the vesting period.

During 2020, the Company commenced an offering of its Series A Preferred Stock pursuant to a Regulation CF offering at $0.15 per share. Under this offering, the Company issued 671,997 shares of Series A Preferred Stock for gross proceeds of $89,885. $36,445 of such were not yet received as of December 31, 2020 and were therefore recorded as a stock subscription receivable on the balance sheet.

Outstanding Stock/Units
As of December 31, 2019, the Company had 46,000,000 Class A Common Units and 6,957,895 Class B Common Units issued and outstanding. As of December 31, 2020, the Company has 28,290,000 shares of Class A Common Stock issued and outstanding, 5,600,000 shares of Class B Common Stock issued and outstanding, and 2,451,997 shares of Series A Preferred Stock issued and outstanding.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Future Financing Proceeds
In an agreement with a company controlled by the Company's CTO (the "Related Company"), the Company has committed to paying the Related Company 20% of its gross proceeds from the next $2,500,000 of investments into the Company, or $500,000.

Legal
The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: INCOME TAXES

Up until its conversion to a corporation on August 25, 2020, the Company was taxable as a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members. Therefore, no provision for income tax has been recorded in these financials statements up until the conversion to a corporation.

Following the August 25, 2020 conversion to a corporation, the Company became taxable as a corporation. Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

As of December 31, 2020, the Company had net deferred tax assets before valuation allowance of $50,604, resulting from its net operating loss carryforwards. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, a valuation allowance of $50,604 was recorded as of December 31, 2020. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.1%. The effective rate is reduced to 0% for 2020 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $180,021, which may be carried forward to offset future income.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2018.

UP SONDER, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years then ended

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Preferred Stock Issuances
In 2021, the Company issued an additional 464,179 shares of Series A Preferred Stock for gross proceeds of $66,756 under its Regulation CF offering discussed in Note 7.

Management's Evaluation
The Company has evaluated subsequent events through March 31, 2021, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.